

Mail Stop 7010

December 8, 2006

Mr. Thomas A. Dineen
VP, Treasurer and CFO
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

       RE: **Form 10-K for the fiscal year ended December 31, 2005**
              File No. 1-10435

Dear Mr. Dineen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

                        Sincerely,

                        John Hartz
                        Senior Assistant Chief Accountant